Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth)

This report is provided in accordance with section 74 of the Australian Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth) (OHS Act).

Telstra believes that all workplace disease and injury is preventable and is committed to providing a safe workplace, one that is free from injury or disease. To assist in achieving these aims, we have developed and implemented our own Telstra Care health and safety management system based on the Australian/New Zealand Standard AS/NZS 4804:2001 Occupational health and safety management systems - general guidelines on principles, systems and supporting techniques.

This system focuses on leadership in safety, together with measurable accountabilities, through all levels of management. It is underpinned by targeted training and a rigorous schedule of OHS Audits. Since its inception in 1997, additional tools, resources and training courses have enhanced the Telstra Health and Safety Management System ensuring Telstra has continually improved safety at work.

In the past year we have focussed on:

  ensuring hazards are managed consistently across the Telstra business units so that a high standard of safety is achieved by all;
  further enhancement of our contractor management processes to ensure that contractors, their employees and sub-contractors can carry out their work safely; and
  development of health and safety information for Telstra employees working overseas.

As a result of widespread prevention activities, Telstra's lost-time injuries reduced by 26% compared with the previous year and the lost-time injury frequency rate reduced from 7.4 to 6.7 (excludes Network Design and Construction Limited).

For the 2002 fiscal year, in accordance with section 74 of the OHS Act, the following notices of accidents and dangerous occurrences were recorded:

Incidents
Fatality	Serious personal injury	Prescribed incapacity	Dangerous occurrence

0	56	15	289

Notices and directions
Type	Number

Provisional improvement notices (section 29)	0
Directions not to disturb workplace (section 45)	0
Prohibition notices issued by investigators (section 46)	0
Improvement notices issued (section 47)	0